Summit Crest Mining Corp.
                              1249 Alderwood Place
                        North Vancouver, British Columbia
                                 Canada V7P 1K2


February 1, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Department of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: David Link, Division of Corporation Finance

Re: Summit Crest Mining Corp./Application For Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), Registration Statement on Form SB-2 (File No.33-134116)

Ladies and Gentlemen:

On May 15, 2006, Summit Crest Mining Corp., a Nevada corporation (the "Company"), filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 (together with the exhibits thereto, the "Registration Statement"), which was assigned File number 333-134116.

Pursuant to Rule 477 promulgated pursuant to the Act, the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto, because withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Paragraph (a) of Rule 477 pursuant to the Act. No securities have been issued or sold pursuant to the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company requests, in accordance with Paragraph (p) of Rule 457 pursuant to the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement.

The Company very much appreciates the time you and the other members of the Commission's staff took in reviewing the Registration Statement. The Company seeks to withdraw the Registration Statement because a portion of the securities eligible to be included in the Registration Statement have been held for more than two years and, therefore, are eligible for sale pursuant to Rule 144.

Securities and Exchange Commission
Department of Corporations
August 27, 2007
Page 2


The Company may undertake a subsequent private offering in reliance on Paragraph
(c) of Rule 155 of the Act.

Please provide a facsimile copy of the order consenting to the withdrawal of the Registration Statement to the Company's counsel, Thomas E. Stepp Jr. of Stepp Law Group, a professional corporation, at facsimile number (949) 660-9010. If you have any questions regarding this request for a withdrawal, please contact Mr. Stepp at (949) 660-9700.

Sincerely,

SUMMIT CREST MINING CORP.


By: /s/ Bruce Bradshaw
   -----------------------------------
   Bruce Bradshaw
   President